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SECUR ... SION

13011646

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 19 2013

Washington DC
405

SEC FILE NUMBER

8-14045

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/12** AND ENDING **12/31/12**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Monroe Securities, Inc.** OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 N. Riverside Plaza, Suite 1620 FIRM I.D. NO.
(No and Street)

Chicago (City) **IL** (State) **60606** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Carlino **(312) 327-2530**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salmin, Celona, Wehrle & Flaherty, LLP
(Name – *if individual, state last, first, middle name*)

2300 Buffalo Road, Building 200 (Address) **Rochester** (City) **NY** (State) **14624** (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Craig Carlino, swear (or affirm) that, to the best of my knowledge and belief the accompanying Statements of Financial Condition pertaining to the firm of Monroe Securities, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

STATE OF: ILLINOIS
COUNTY OF: COOK

CFO
Title

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 14TH DAY OF FEBRUARY, 2013,
BY CRAIG J. CARLINO
Malgorzata Cichecki
Notary Public

OFFICIAL SEAL
MALGORZATA CICHECKI
Notary Public - State of Illinois
My Commission Expires Dec 4, 2015

This report contains (check all applicable boxes):

[x] (a) Facing Page.
[x] (b) Statements of Financial Condition.
[ ] (c) Statements of Income.
[ ] (d) Statements of Cash Flows.
[ ] (e) Statements of Changes in Shareholder's Equity.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant To Rule 15c3-3.
[ ] (i) Information Relating to Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[ ] (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONROE SECURITIES, INC.

Statements of Financial Condition
December 31, 2012 and 2011

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Cornerstone Centre, 2300 Buffalo Road, Building 200 • Rochester, New York 14624-1365
585 / 279 / 0120 • FAX 585 / 279 / 0166 • EMAIL postmaster@scwf-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
Monroe Securities, Inc.

Report on the Statements of Financial Condition

We have audited the accompanying statements of financial condition of Monroe Securities, Inc. (a wholly owned subsidiary of Monroe Securities Holdings, Inc.) as of December 31, 2012 and 2011, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statements of financial condition.

Management's Responsibility for the Statements of Financial Condition
Management is responsible for the preparation and fair presentation of the statements of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the statements of financial condition that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the statements of financial condition based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statements of financial condition and the related notes to the statements of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statements of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statements of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statements of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion
In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Monroe Securities, Inc. as of December 31, 2012 and 2011 in accordance with accounting principles generally accepted in the United States of America.

Salmin, Celona, Wehrle & Flaherty, LLP

Salmin, Celona, Wehrle & Flaherty, LLP

February 12, 2013

MONROE SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2012 AND 2011

ASSETS

	2012	2011
Cash	$ 228,176	$ 502,733
Receivable from Clearing Broker	524,134	869,136
Accounts receivable, trade	44,676	121,916
Securities in firm account, at fair value	842,374	720,189
Other assets	22,484	3,152
Property and equipment, net	58,963	80,047
Restricted deposits	150,060	100,000
Goodwill	4,783,873	4,783,873
Total assets	$ 6,654,740	$ 7,181,046

LIABILITIES AND SHAREHOLDER'S EQUITY

	2012	2011
Liabilities:		
Accounts payable and other liabilities	$ 160,543	$ 184,645
Securities sold but not yet purchased, at fair value	-	41,738
Deferred lease incentive	43,991	56,255
Total liabilities	204,534	282,638
Shareholder's equity:		
Common stock, par value $.02 per share; authorized 1,000,000 shares; issued and outstanding 383,888 shares	7,678	7,678
Capital in excess of par value	8,800,600	8,800,600
Retained deficit	(2,358,072)	(1,909,870)
Total shareholder's equity	6,450,206	6,898,408
Total liabilities and shareholder's equity	$ 6,654,740	$ 7,181,046

See accompanying notes to statements of financial condition

1. THE COMPANY

Monroe Securities, Inc. (Company) is a securities broker/dealer engaged in the purchase and sale of securities, which executes transactions and introduces them to a Clearing Broker, a New York Stock Exchange Member Firm, on a fully disclosed basis. The Company also provides investment banking services and is a wholly owned subsidiary of Monroe Securities Holdings, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Receivables - The Company has a receivable that arose from trading activity with its Clearing Broker and trade receivables that arose from its investment banking services. Losses from uncollectible receivables shall be accrued when it is probable that a receivable is impaired and the amount of the loss can be reasonably estimated. As of the date of the financial statements, management believes that neither of these conditions exists with regard to receivables and, as such, an allowance for doubtful accounts has not been established.

Securities in Firm Account - Securities in firm account are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) regarding fair value measurements and disclosures, and consist primarily of corporate stocks that are transacted in thinly traded markets.

Property and Equipment - Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years.

Restricted Deposits - Restricted deposits represent the minimum balances required to be maintained in a restricted collateral account pursuant to an agreement between the Company and its Clearing Broker.

During 2012, the Company changed Clearing Brokers. The balance in the restricted deposits account consists of $100,000 maintained with the current Clearing Broker and $50,060 with the former Clearing Broker at December 31, 2012. The balance with the former Clearing Broker is expected to be received during 2013.

Goodwill - Goodwill represents the excess of cost over the fair value of net assets acquired at the date of acquisition. In accordance with the ASC regarding goodwill and other intangible assets, goodwill is not amortized, but is evaluated for impairment. The Company performs a qualitative assessment annually to determine whether it was more likely than not that the fair value of its goodwill exceeds the carrying value. As of December 31, 2012 and 2011, the Company determined that it was more likely than not that the fair value of its goodwill exceeds the carrying value and no further impairment testing was required. None of the amount allocated to goodwill will be amortized for tax purposes.

Income Taxes - The Company has elected to be taxed as a Qualified Subchapter S Subsidiary with its parent, Monroe Securities Holdings, Inc. Under those provisions, the Company does not pay federal or state income taxes on its taxable income. The Company's income will be reported with its parent and then taxed on the individual income tax returns of the shareholders of Monroe Securities Holdings, Inc. However, certain states do impose an entity-level tax on the Company.

In accordance with the provisions of the ASC pertaining to accounting for uncertainty in income taxes, the Company evaluates tax positions taken for potential uncertainties. Management is not aware of any uncertain tax positions requiring measurement or disclosure in these financial statements. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties - Cash is maintained in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. The Company is also subject to credit risk through its receivables. Credit risk with respect to its receivable from Clearing Broker is minimized as certain losses are insured by SIPC and excess SIPC coverage. Credit risk with respect to its trade receivables is minimized due to the nature of the customer base, which consists of various stable financial institutions. Investment securities are exposed to various risks, such as interest rate, market and credit risks. The credit risk is minimized as the investment securities are insured against certain losses by SIPC and excess SIPC coverage. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in these financial statements.

3. FAIR VALUE MEASUREMENT

The Company accounts for its securities in accordance with the ASC regarding fair value measurements and disclosures. This standard defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the standard, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

- Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, the use of financial models, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

- Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement and include situations where there is little, if any, market activity for the asset or liability.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

3. FAIR VALUE MEASUREMENT, Continued

Securities that are listed on a national securities exchange are valued at their last sales price as of the last business day of the period. Long securities traded in the over-the-counter markets are generally valued at the published closing bid price. Short securities traded in the over-the-counter markets are generally valued at the published closing offer price.

For securities where there is no readily ascertainable fair value, reference is made to public market, private transactions or valuations for the securities, as well as for similar securities of comparable companies or assets in the relevant asset class when such amounts are available. If such amounts are not available, metrics that are widely used in the banking industry are applied and often include multiples of book value and multiples of earnings. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012.

	Level 1	Level 2	Level 3	Total
Assets:				
Securities in firm account	$ 798,256	$ 44,118	$ -	$ 842,374
Liabilities:				
Securities sold but not yet purchased	$ -	$ -	$ -	$ -

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011.

	Level 1	Level 2	Level 3	Total
Assets:				
Securities in firm account	$ 665,621	$ 54,568	$ -	$ 720,189
Liabilities:				
Securities sold but not yet purchased	$ 41,738	$ -	$ -	$ 41,738

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2012	2011
Computer equipment, furniture and fixtures	$ 203,729	$ 197,507
Software	37,488	37,488
Leasehold improvements	72,715	72,715
	313,932	307,710
Less: Accumulated depreciation	254,969	227,663
	$ 58,963	$ 80,047

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $1,326,550, which was $326,550 in excess of its required net capital of $1,000,000, and a ratio of aggregate indebtedness to net capital of .1542 to 1.

6. EMPLOYEE BENEFITS

The Company maintains a SIMPLE-IRA Plan for its employees. Employees may defer a percentage of their compensation up to certain IRS limits. The Company's contribution to the plan is up to 3% of each participant's compensation.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As discussed in Note 1, the Company executes transactions and introduces them to a Clearing Broker on a fully disclosed basis. The Company's exposure to credit risk pursuant to securities transactions can be directly impacted by volatile trading markets. The Company's policy is to monitor its market exposure risk.

8. COMMITMENTS AND CONTINGENCIES

The Company has a lease agreement for its office in Chicago, Illinois. The lease agreement began on January 1, 2007, entitled the Company to an abatement of rent for the first ten months, expires on July 31, 2016, and requires the Company to make the following annual base rental payments over the remaining term:

2013	$83,961
2014	$86,171
2015	$88,380
2016	$52,844

The abated rent has been recorded as deferred lease incentive and had a total value of $117,580, which will offset rent expense over the term of the lease on a straight-line basis. The lease agreement also requires the Company to make additional rental payments equal to their share of the common area and property tax costs on a monthly basis. As of January 1, 2013, the additional monthly rental payment totaled $5,846 and the letter of credit security deposit requirement was $45,000.

8. COMMITMENTS AND CONTINGENCIES, Continued

The Company also leases several other satellite offices. These lease agreements have terms of one year or less, or month-to-month.

The common stock of the Company has been pledged as security in connection with a $7,000,000 bank loan to Monroe Securities Holdings, Inc., the parent company of Monroe Securities, Inc.

9. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the auditors' report, which is the date the financials statements were available for issue.